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                                                                  EXHIBIT (a)(4)

Dear Shareholder:

     As you requested, we are enclosing a copy of the Offer to Purchase by Van Kampen Senior Loan Fund (the "Fund") (formerly known as Van Kampen Prime Rate Income Trust) a portion of its issued and outstanding common shares of beneficial interest ("Common Shares") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is at the respective net asset value per class of Common Shares ("NAV") determined as of 5:00 P.M. Eastern Time on January 21, 2005, the Expiration Date of the Offer (unless extended). An early withdrawal charge will be imposed on most Common Shares accepted for payment that have been held for less than the applicable early withdrawal period for such class of shares. Please read carefully the enclosed documents.

     If, after reviewing the information set forth in the Offer, you wish to tender Common Shares for purchase by the Fund, please either follow the instructions contained in the Offer to Purchase and related Letter of Transmittal or, if your Common Shares are held of record in the name of a broker, dealer or other nominee, contact such broker, dealer or nominee to effect the tender for you.

     Neither the Fund nor its Board of Trustees is making any recommendation to any holder of Common Shares as to whether to tender Common Shares. Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Common Shares.

     You can obtain current NAV quotations from Van Kampen Funds Inc. by calling
(800) 341-2911 between the hours of 7:00 A.M. and 7:00 P.M. Central Time, Monday through Friday, except holidays. NAV quotes also may be obtained through the ICI Pricing Service, which will be released each Friday evening and published by the Dow Jones Capital Markets Wire Service on each Friday; published in the New York Times on each Saturday; published in the Chicago Tribune on each Sunday; and published weekly in Barron's magazine. The Fund offers and sells its Common Shares to the public on a continuous basis. The Fund is not aware of any secondary market trading for the Common Shares.

     Should you have any questions on the enclosed material, please call Van Kampen Funds Inc. at (800) 341-2911 during ordinary business hours. We appreciate your continued interest in Van Kampen Senior Loan Fund.

                                        Sincerely,

                                        VAN KAMPEN SENIOR LOAN FUND

TO ENSURE PROCESSING OF YOUR REQUEST, A LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE OF IT (TOGETHER WITH ANY CERTIFICATES FOR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY VAN KAMPEN INVESTOR SERVICES INC. (THE "DEPOSITARY") ON OR BEFORE THE EXPIRATION DATE (JANUARY 21, 2005).

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